UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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SEC USE ONLY
DOCUMENT SEQUENCE NO.

CUSIP NUMBER

1 (a) NAME OF ISSUER (Please type or print) Ormat Technologies, Inc.			(b) IRS IDENT. NO.	(c) S.E.C. FILE NO. 001-32347		WORK LOCATION
1 (d) ADDRESS OF ISSUER	STREET 6140 Plumas Street	CITY Reno	88-0326081	STATE	ZIP CODE	(e) TELEPHONE NO.
				NV	89519-6075	area code 775	number 356-9029
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD David Granot		(b) RELATIONSHIP TO ISSUER Director	(c) ADDRESS STREET 6140 Plumas Street		CITY Reno	STATE NV	ZIP CODE 89519-6075

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Oppenheimer & Co. Inc. 85 Broad Street, 22nd, 24th Floor New York NY 10004	008-0407	672	$53,518.08	56,001,501	11/10/2021	NYSE

INSTRUCTIONS:	3. (a) Title of the class of securities to be sold
1. (a) Name of issuer	(b) Name and address of each broker through whom the securities are intended to be sold
(b) Issuer’s I.R.S. Identification Number	(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(c) Issuer’s S.E.C. file number, if any	(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(d) Issuer’s address, including zip code	(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(e) Issuer’s telephone number, including area code	(f) Approximate date on which the securities are to be sold
2. (a) Name of person for whose account the securities are to be sold	(g) Name of each securities exchange, if any, on which the securities are intended to be sold
(b) Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(c) Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

        SEC1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	11/4/2020	Appointed as a director by the board of directors of Ormat Technologies, Inc., effective November 2004. Received securities registered on Form S-8 as part of a restricted stock unit grant for his service as a director on November 4, 2020. The restricted stock units vested on November 4, 2021 based on person’s continued service as a director through such date.	Ormat Technologies, Inc.	672	11/4/2020	Consideration was person’s continued service as a director. See “Nature of Acquisition Transaction.”

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:

See the defnition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that defnition. In addition, information shall be given as to sales by all personswhose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person fling this notice.

11/12/2021

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

/s/ Ehud Ben Yemini - as attorney-in-fact

DATE OF NOTICE
(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE	The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.
10B5-1
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC1147 (08-07)